November 27, 2006

Mail Stop 4561

Ms. M. Patricia Kane
Chief Operating Officer and Chief Financial Officer
Terra Nova Financial Group, Inc.
13355 Noel Road, Suite 300
Dallas, TX 75240

Re: Terra Nova Financial Group, Inc., formerly Rush Financial Technologies, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed October 31, 2006
File No. 333-136194

Dear Ms. Kane:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to our previous comment 1; however, you did not address the last bullet point of our question. Therefore, we reissue this part of the comment:

        Please provide the staff with the following additional information regarding the issuance of the Series E Preferred Stock and the warrants associated therewith;

        •   the gross proceeds from the offering, a list of the offering costs and the net proceeds to the Company.

2. We note that some changes in your registration statement were not blacklined. Please make sure your next amendment reflects all changes to facilitate the staff's review.

3. Please note the updating requirements of Rule 310(g) of Regulation S-B and provide your most recent stub period financials. In addition, please include a recent developments section in the footnotes to your financial statements which discusses material events that occurred after September 30.

4. Please attach all outstanding exhibits, including the registration rights agreement to which you refer on page 19.

The Acquisition, page 3

5. In the second paragraph of this section, please disclose exactly how many shares were converted in September pursuant to the Series E Preferred and the Warrants issued. Please reconcile these numbers with the selling shareholder table totals on page 22 which appear to differ.

6. Revise the disclosures on page 4 to indicate 2005 revenues for RushGroup Technologies and RushTrade Securities.

Selected Financial Information, page 5

7. Either revise or advise the staff as to why the "Loss attributable to common stockholders" and "Net loss per common share" are different herein than the numbers presented on page F-52 of the financial statements.

Risk Factors
Our Past Due Obligations …, page 13

8. Revise to estimate the amounts past due and management's intentions regarding repayment.

Selling Shareholders, page 23

9. Revise and reorder the listing of selling shareholders. In this regard, start the list with all selling shareholders who are broker/dealers or affiliates of broker/dealers. Add a subcaption and indicate these are "Underwriters". Include a second subcaption, "Other selling shareholders" for those not broker/dealers or affiliated with broker/dealers and who can make the representations that they bought in the ordinary course of business and, at the time of the purchase, the seller had no agreements, understandings, directly or indirectly, with any person to distribute the securities. If these representations cannot be made, include those holders under the subcaption "Underwriters".

Plan of Distribution, page 24

10.   Revise the second full paragraph to delete the phrase, "other than in an ordinary
        brokerage transaction".

Legal Proceedings, page 30

11.   Please refer to comments 23 and 24 in our letter dated August 30, 2006. In response to
        our comments, you state that you have "added disclosure on page 30" to address our
        comments. However, we do not find any new or modified language responsive to our
        comments. Please advise or revise.

MD&A
Six Months Ended June 30, 2006, page 38

12.   Revise to briefly discuss the events and/or transactions resulting in the Net Loss
        attributable to common shareholders of $21,097,567, including the impact on future
        periods.

Liquidity, page 40
Cash Flows from Operating Activities, page 41

13.   Noting the significant decrease in accounts receivable, briefly describe the reasons for the
        decrease.

Recent Sales of Unregistered Securities, page II-2

14.   We are unable to locate footnote 2 or 3 in the table you have provided; please clarify. In
        addition, add a column to the table and include the caption "# of purchasers" or indicate
        in each footnote.

Exhibit Index, Page II-5

15.   You state that you have filed the company's currently effective bylaws with this
        amendment but the exhibit index still incorporates them by reference and they do not
        appear to be filed on Edgar. Please reconcile.

Legality Opinion, Exhibit 5.1

16.   In the first full paragraph on page 2, you limit your opinion to the addressee. Please
        clarify that you are making your opinion available to the shareholders of Terra Nova
        Financial Group, Inc., successor to Rush Financial Technologies, Inc.

17.   In addition, in the last sentence of this same paragraph, you "disclaim any responsibility to update this opinion;" please remove this sentence unless you intend to file an opinion concurrently with the request for acceleration. Alternatively, you may disclaim any responsibility to update your opinion subsequent to effectiveness of the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney Advisor

cc: Ronald L. Brown
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, TX 75201